Chunghwa Telecom holds a non-deal roadshow in USA Date of events: 2013/05/28 Contents:

1.	Date of the investor conference:2013/06/03~2013/06/06

2.	Time of the investor conference:8:00AM

3.	Location of the investor conference: New York, Boston, and San Francisco

4.	Brief information disclosed in the investor conference: The meeting arrangement will be assisted by

BOAml

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on

http://www.cht.com.tw/ir

7. Any other matters that need to be specified: None